December 6, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jerard Gibson
H. Roger Schwall
Division of Corporation Finance

Re:	Lonestar Resources US Inc.
Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-214265)
Submitted December 5, 2016

Ladies and Gentlemen:

In connection with the filing by Lonestar Resources US Inc. (the “Company,” “we,” “our” and “us”) of Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-214265), submitted on December 5, 2016 to the Securities and Exchange Commission (the “Commission”) through EDGAR, we respectfully submit a set of pages indicating the incremental changes to Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission by the Company on December 5, 2016.

*     *     *     *

In connection with the above, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel, David J. Miller, at Latham & Watkins LLP, at (713) 546-5400.

600 Bailey Avenue, Suite 200, Fort Worth, TX 76107 / 817.921-1889 Phone / 817.806.5112 Fax / www. lonestarresources.com

Very truly yours,

Lonestar Resources US Inc.

By:	/s/ Frank D. Bracken, III
Frank D. Bracken
Chief Executive Officer

Cc:	J. Michael Chambers
Latham & Watkins LLP

David J. Miller
Latham & Watkins LLP